[Inland Western Retail Real Estate Trust, Inc. Letterhead]

April 29, 2011

BY EDGAR AND OVERNIGHT MAIL

Mr. Michael McTiernan

Ms. Angela McHale

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Inland Western Retail Real Estate Trust, Inc. Registration Statement on Form S-11 Filed February 14, 2011 File No. 333-172237

Dear Mr. McTiernan:

This letter is submitted by Inland Western Retail Real Estate Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 1, 2011 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11 (File No. 333-172237) filed with the Commission on February 14, 2011 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

Mr. Michael McTiernan

Ms. Angela McHale

Division of Corporation Finance

April 29, 2011

General

1.	Please advise us as to the purpose of the recapitalization transaction.

Response to Comment No. 1

As of April 21, 2011, the Company had approximately 480.5 million shares of common stock issued and outstanding. Currently, the Company’s common stock is not listed on any national exchange and the ability of shareholders to liquidate their investments in the Company is limited. Additionally, the Company’s share repurchase program, which, in any event only allowed the Company to repurchase up to 5% of the weighted average number of shares of the common stock outstanding during the prior calendar year in any 12-month period, was suspended as of November 19, 2008. As a result, there may be significant pent-up demand for existing shareholders to sell shares of the Company’s common stock. A large volume of sales of shares, or even the mere perception of the possibility of such sales, could decrease the prevailing market price of the common stock and could adversely affect the Company’s ability to complete the offering contemplated by the Registration Statement, the price of any shares sold in the offering and/or the Company’s ability to raise additional capital through the sale of equity securities in the future.

The purpose of the recapitalization transaction is to mitigate the effects, described above, of listing all of the Company’s shares of common stock on a national securities exchange at the same time. Pursuant to the recapitalization transaction, the Company intends to declare a stock dividend pursuant to which each outstanding share of the Company’s existing common stock will receive (i) one share of our Class B-1 Common Stock, (ii) one share of our Class B-2 Common Stock, and (iii) one share of our Class B-3 Common Stock, and the existing common stock will be reclassified as Class A Common Stock. Only the Class A Common Stock will be listed on the New York Stock Exchange. The Class B Common Stock will be identical to the Class A Common Stock except that (i) it will not be listed on a national securities exchange and (ii) shares of the Class B Common Stock will convert automatically into shares of our Class A Common Stock over time. This will result in only 25% of the Company’s existing shares of common stock being listed, and tradable, on the New York Stock Exchange at the time of the Company’s initial listing, which is expected to coincide with the offering covered by the Registration Statement. The remaining 75%, represented by the three classes of Class B Common Stock, will then convert into Class A Common Stock, which is listed, and tradable, on the New York Stock Exchange, over time. The purpose of this portion of the recapitalization transaction is to limit the number of shares that are likely to be sold by existing shareholders immediately following the listing of the Class A Common Stock and thus attempt to mitigate the

Mr. Michael McTiernan

Ms. Angela McHale

Division of Corporation Finance

April 29, 2011

effects, described in the paragraph above, of listing all of the Company’s shares of common stock on a national securities exchange at the same time.

The Company also plans on effectuating a reverse stock split as part of the recapitalization transaction. The purpose of the reverse stock split is to target an appropriate initial price per share of the Class A Common Stock in connection with the offering covered by the Registration Statement. The Company has not determined the ratio for any potential reverse stock split, but it may effectuate a reverse stock split with a ratio of up to 10 to one. The Company plans to determine the exact ratio for the reverse stock split in connection with, and shortly before, launching the offering covered by the Registration Statement. The ratio for any potential reverse stock split would take into account the expected effect of the stock dividend described above that would increase the total number of shares of common stock outstanding and correspondingly reduce the per share value of each share.

Summary, page 1

2.	Please include an overview of your relationships and related party transactions with the Inland Group and its affiliates.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of Amendment No. 1 to include an overview of the Company’s relationships and related party transactions with the Inland Group and its affiliates.

3.	We note your ratio data disclosure on page 14. Please also include your leverage ratio and fixed charge coverage ratio as defined in your credit agreement.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1 to include the leverage ratio and fixed charge coverage ratio as defined in the Company’s credit agreement at December 31, 2010. The manner in which these ratios are to be calculated is set forth in detail in the credit agreement, which is incorporated by reference as an exhibit to Amendment No. 1. These ratios and the method of their calculation are contractually negotiated terms that specifically relate to the credit agreement, the availability of credit thereunder and the circumstances in which the Company may be required to repay amounts borrowed under the credit agreement prior to the stated maturity. Although these ratios are important in the context of the credit agreement, the Company is not presenting these ratios as numerical measures of historical or future financial performance, financial position or cash

Mr. Michael McTiernan

Ms. Angela McHale

Division of Corporation Finance

April 29, 2011

flow of the Company. In the revised disclosure on page 68 of Amendment No. 1, the Company has specifically noted that these ratios are being presented solely for the purpose of demonstrating contractual covenant compliance, and should not be viewed as measures of our historical or future financial performance, financial position or cash flow. Accordingly, the Company does not believe these ratios constitute non-GAAP financial measures for purposes of Regulation G or Item 10(e) of Regulation S-K and has not included reconciliations or addressed the other disclosure requirements that would be required by Regulation G and Item 10(e) of Regulation S-K if these ratios were considered non-GAAP financial measures. In the future, the Company may determine that these ratios are no longer required to be included based on the materiality of these covenants to the Company’s overall liquidity.

Liquidity and Capital Resources, page 69

4.	We note that you have over $1.6b of contractual obligations in calendar years 2011-2012. As it does not appear that you will be able to satisfy these obligations through cash flow from operations, please expand your liquidity discussion to address the anticipated sources of funds for these and other anticipated cash obligations, including dividends, acquisitions, and capital expenditures, during this period.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1 to provide more detail regarding the Company’s debt maturities through 2012 and its anticipated means of addressing such maturities. We have revised the disclosure on page 65 of Amendment No. 1 as follows:

“As of December 31, 2010, we had approximately $1,326,074 of debt scheduled to mature through the end of 2012. As of April 29, 2011, we had refinanced, repaid or received debt forgiveness for $473,080 of that debt. For substantially all of the remaining $852,994 of debt, we plan on satisfying our obligations by refinancing this debt using either our senior secured credit facility or other new long-term borrowings. In certain circumstances, for non-recourse mortgage indebtedness, we may seek to negotiate a discounted payoff amount or satisfy our obligation by delivering the property to the lender. We may not be able to refinance our existing debt when it becomes due or obtain new financing for acquisitions or development projects, or may be forced to accept less favorable terms, including increased collateral to secure development projects, higher interest rates and/or more restrictive covenants. If we are not successful in refinancing our debt when it becomes due, we may default under our loan obligations, enter into foreclosure proceedings, or be forced to dispose of properties on disadvantageous terms, any of which might adversely affect our ability to service other debt and meet our other obligations.”

Mr. Michael McTiernan

Ms. Angela McHale

Division of Corporation Finance

April 29, 2011

Underwriting, page 180

5.	We note that certain of the underwriters and their affiliates have provided services to you. Please briefly describe these services and the underwriter(s) that provided them.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the disclosure on pages 179 and 180 of Amendment No. 1 to provide more detail regarding the services certain of the underwriters and their affiliates have provided to the Company.

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Mr. Michael McTiernan

Ms. Angela McHale

Division of Corporation Finance

April 29, 2011

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact Daniel P. Adams of Goodwin Procter LLP at (617) 570-1966.

Sincerely,

/s/ Steven P. Grimes

Steven P. Grimes

Chief Executive Officer, President, Chief

Financial Officer and Treasurer

cc:	Dennis K. Holland Inland Western Retail Real Estate Trust, Inc. David W. Bonser David P. Slotkin Hogan Lovells US LLP Gilbert G. Menna Daniel P. Adams Goodwin Procter LLP